Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended April 26, 2015	Fiscal Year Ended
		October 26, 2014	October 27, 2013	October 28, 2012	October 30, 2011	October 31, 2010
Income from continuing operations before taxes	826	1,448	350	316	2,378	1,387
Add adjustments:
Fixed charges	55	109	109	109	74	34

Income from continuing operations before taxes and fixed charges	881	1,557	459	425	2,452	1,421
Fixed charges:
Interest expense (b)	48	96	96	96	60	21
Amortization of discounts and capitalized expenses related to indebtedness	1	2	2	2	1	—
Estimated interest component of rental expense	6	11	11	11	13	13

Total fixed charges from continuing operations	55	109	109	109	74	34
Ratio of earnings to fixed charges (a)	16.0x	14.3x	4.2x	3.9x	33.1x	41.8x

(a)	The ratio of earnings to fixed charges was computed by dividing income from continuing operations before taxes and fixed charges by the fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include interest expense, amortization of discounts and debt issuance costs and 30% of rental expense, which Applied considers to be a reasonable approximation of the interest factor included in rental expense.
(b)	Interest expense does not include interest expense related to uncertain tax positions as a component of fixed charges. Interest expense related to uncertain tax positions is included as a component of provision for income taxes.